G.research, LLC

One Corporate Center

Rye, New York 10580-1435

July 11, 2016

VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File Nos. 333-208675 & 811-23035)

Dear Ms. Skeens:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, G.research, LLC (the “Distributor”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Tuesday, July 12, 2016, or as soon thereafter as reasonably practicable.

In connection with this request, the Distributor acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Distributor from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Distributor may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

G.RESEARCH, LLC

By:	/s/ Cornelius V. McGinity
Name: Cornelius V. McGinity
Title: President